02035000

1-14932

P.E 5.1.02

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Release 15 May,2002 at 11:00 a.m.

UPM-KYMMENE RENEWS PIETARSAARI KRAFT PULP MILL

UPM-Kymmene will invest in a new single-line recovery island at Pietarsaari kraft pulp mill in Finland. The total investment is valued at EUR 250 million. The project will be carried out in co-operation with Wisapower Oy, the subsidiary to Pohjolan Voima Oy, whose stake is about 50 % of the total investment. The production capacity of the pulp mill will increase from 620 000 tonnes to 800 000 tonnes per year. The new recovery island will improve cost efficiency at the mill and significantly reduce emissions per tonne of pulp produced.

The main equipment to be replaced will be the evaporation plant, recovery boiler, back pressure turbine, recaustisizing plant and lime kiln. In the recovery process, the cooking chemicals will be regenerated and the lignin from the wood chips will be used for energy production at the pulp mill. The new installations will replace the existing double-line plant, of which the oldest equipment is 40 years old.

The site excavation and earth moving will commence immediately and the new recovery island will start the commercial production in May 2004. The main equipment will be procured by the end of June 2002. The total volume of the buildings will be 400 000 m^3. The manpower involved will reach its peak in the autumn of 2003, when some 1000 contractors will be employed through the investment.

Upon completion of the investment, the annual pulp wood demand will increase by one million solid cubic metres. Most of the additional demand will be soft wood. Furthermore, the sawdust from the Pietarsaari mill integrate, about 200 000 m^3 a year, will be utilized as raw material in pulp production. Sawdust pulp will be cooked in a separate sawdust digester which is included in the investment package. Bleached sawdust pulp will be mixed in the future into the hard wood kraft pulp. Heretofore the sawdust has been burnt in the lime kiln.

The additional pulp production will not affect the market pulp sales and the incremental pulp production will be used in UPM-Kymmene's own paper mills.

The evaporation plant, recovery boiler and back pressure turbine with auxiliaries will be included in the investment package of Wisapower Oy. In the future, Wisapower will cover most of the electricity and heat demand at the Pietarsaari mills.

For further information:
Johan Karjaluoto, Vice President and General Manager, UPM-Kymmene, Pietarsaari,
tel. +358 204 169 131
Timo Rajala, Managing Director, Pohjolan Voima Oy,

tel. +358 50 313 3400
Heikki Öhman, Technical Director, UPM-Kymmene, Pietarsaari,
tel. +358 204 169 387

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

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